119 Standard St.
El Segundo, CA 90245

Exhibit 10.1

August 1, 2019

Sanjay Shah
PO Box 95
Medina, WA 98039

Dear Sanjay,

Beyond Meat, Inc., a Delaware corporation (the “Company”), is pleased to offer you employment with the Company on the terms described below.

1.Position. You will start in a full-time, exempt position as the Company’s Chief Operating Officer, and you will report to Ethan Brown, the Company’s Chief Executive Officer. By signing this letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from performing your duties with the Company.

2.TriNet HR Corporation. The Company’s benefits, payroll, and other human resource management services are provided through TriNet HR Corporation, a professional employer organization. As a result of the Company’s arrangement with TriNet, TriNet will be considered your employer of record for these purposes and your managers at the Company will be responsible for directing your work, reviewing your performance, setting your schedule, and otherwise directing your work at the Company.

3.	Compensation and Employee Benefits.

(a)    Base Salary. Your initial base salary will be $440,000.00 per year, payable on the Company’s regular payroll dates.

(b)    Annual Bonus. You will be eligible to participate in the Company’s Executive Incentive Bonus Plan, with the target amount of your bonus for the 2019 calendar year equal to 50% of your base salary, pro-rated based on the date you commence employment with the Company (the “Commencement Date”). The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) will determine in its sole and absolute discretion whether you have earned a bonus for each calendar year, including whether any applicable performance objectives have been met and the amount of the bonus.
(c)    Sign-on Cash Bonus. The Company will pay you a one-time sign- on bonus equal to $450,000.00 (the “Sign-On Bonus”) within 30 days of the Commencement Date, subject to your continued employment with the Company through the payment date. You will earn, and be permitted to retain, the full amount of the Sign- On Bonus if you remain employed by the Company through the 1-year anniversary of the Commencement Date. By signing below, you acknowledge and agree that, if before such 1-year anniversary date, you terminate employment with the Company for any reason, you will be required to immediately re-pay the full amount of the Sign-On Bonus no later than 30 days following the last day of your employment with the Company.

(d)    Sign-on Bonus Equity Awards. Subject to the approval of the Compensation Committee, you will be issued fully vested shares of the Company’s common stock (the “Common Stock”) pursuant to the Company’s 2018 Equity Incentive Plan (as such plan may be amended and restated from time to time, the “Plan”) on the first annual anniversary of your Commencement Date and on each quarterly anniversary thereafter through the second annual anniversary of your Commencement Date, or if any such day falls within a blackout period under the Company’s Insider Trading Policy (“Blackout Period”), on the first business day following the expiration of such Blackout Period, with the number of shares to be issued on (i) the first date determined by dividing
$3,500,000.00 by the Average Closing Price (as defined below) and (ii) each of the 4 dates thereafter determined by dividing $875,000.00 by the Average Closing Price, in each case, rounding up to the nearest whole number of shares (each such grant, a “Sign- On Equity Award”). For purposes of this letter, the Average Closing Price shall be calculated based on the average of the closing prices of the Common Stock as reported on the NASDAQ Global Select Market for the period of 10 consecutive trading days ending on (and including) the last trading day prior to the date of grant.

(e)    Severance. Like other Company executives, you will be eligible for severance pursuant to the terms of the enclosed Executive Change in Control Severance Agreement. You will also be eligible for severance pursuant to section 8 below.

(f)    Equity. In addition to the Sign-On Equity Awards and the New Hire Equity Awards described in section 3(d) above and section 5 below, you will be eligible for additional equity grants under the Plan. The Compensation Committee will consider such additional equity grants at least annually in connection with its review of executive compensation described in section 3(i) below, provided the first year you will be eligible for any such equity grant will be 2023.
(g)    Benefits. As a regular employee of the Company you will be eligible to participate in a number of Company-sponsored benefits, which are described in the employee benefit summary enclosed with this letter. In addition to Company holidays, you will be entitled to 20 days of Paid Time-Off (PTO).

(h)    Annual Review. The Compensation Committee will review your compensation, along with the compensation provided to the Company’s other executives, at least annually.

4.Background Check. Like all Company employees, your employment is subject to a background check. As a condition of your employment with the Company, you are required to sign the Company’s enclosed background check consent form.

5.New Hire Equity Awards. Subject to the approval of the Compensation Committee, you will be granted under the Plan: (a) an option (“Option”) to purchase shares of the Company’s common stock (“Common Stock”), and (b) an award of restricted stock units (“RSUs” and, together, the “New Hire Equity Awards”). The New Hire Equity Awards will be granted effective as of the Commencement Date, or if such day falls within a Blackout Period, on the first business day following the expiration of such Blackout Period.

(a)    Option. The number of shares of Common Stock subject to the Option will be determined by dividing $3,500,000.00 by the Average Closing Price, multiplying the resultant total by 2, and rounding up to the nearest whole number of shares of Common Stock. The exercise price per share applicable to the Option will be no less than the per share fair market value of the Common Stock, as determined pursuant to the Plan, on the grant effective date. Further, the Option will vest and become exercisable over 2-years as follows: 1/24th of the total number of shares subject to the Option will vest and become exercisable on the 25th monthly anniversary of your Commencement Date and 1/24th of the total number of shares subject to the Option will vest and become exercisable on each monthly anniversary thereafter, subject to your continuous service through each vesting date.

(b)    RSUs. The number of shares of Common Stock subject to the RSUs will be determined by dividing $3,500,000.00 by the Average Closing Price and rounding up to the nearest whole number of shares. The RSUs will vest and become non- forfeitable over 2-years as follows: 1/16th of the RSUs will vest on the 27-month anniversary of your Commencement Date and 1/16th of the RSUs will vest in quarterly installments thereafter, subject to your continuous service through each vesting date.

(c)    New Hire Equity Awards. The New Hire Equity Awards shall otherwise be subject to the terms and conditions set forth in the Plan and the applicable award agreement, which you will be required to accept as a condition of the grant of the awards.

6.Confidential Information and Invention Assignment Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s enclosed standard Confidential Information and Invention Assignment Agreement.

7.	Employment Relationship.

(a)    Employment at Will. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations which may have been made to you are superseded by this offer. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Company’s Chief Executive Officer.

(b)    Rights Upon Termination. Except as expressly provided in section 8 below, upon the termination of your employment, you shall only be entitled to the compensation, benefits and reimbursements then due and owing for the period ending as of the end of the effective date of your termination (the “Termination Date”). Accordingly, the Company shall make the following payments to you (or your beneficiaries or estate if applicable): (i) all earned but unpaid salary, all accrued but unpaid vacation and all other earned but unpaid compensation or wages, (ii) any unreimbursed business expenses incurred by you on or before the Termination Date and which are reimbursable under the Company’s business expense reimbursement policies, which will be paid to you promptly following your submission of any required receipts and other documentation to the Company in accordance with the Company’s business expense reimbursement policies, provided such receipts and documents are received by the Company within 45 days after the Termination Date, and (iii) such other compensation or benefits due you under any Company-provided plans, policies, and arrangements or as otherwise required by law.

8.	Severance.

(a)    Conditions. Any other provision of this letter notwithstanding, subsection (b) below shall not apply unless and until (i) you have returned all Company property in your possession within 10 days following your termination, (ii) you have executed (and not revoked) a full and complete general release of all claims that you may have against the Company or persons affiliated with the Company in the form provided by the Company and such release has become effective no later than the 30th day after your termination or, if later, the deadline date required by applicable law (the “Deadline Date”), and (iii) you have continuously complied with the Confidential Information and Invention Assignment Agreement you execute and all Company policies.

(b)    Termination Benefits. If, during your first 12-months of continuous full-time employment with the Company, you experience a “separation from service” (as defined in Treasury Regulation 1.409A-1(h)) (an “Involuntary Separation”) by the Company without Cause (as defined in the Executive Change in Control Severance Agreement you execute with the Company), then you will receive the severance benefits set forth below from the Company.

(i)    Base Salary and Bonus Severance Payment. You will receive severance in an amount equal to (i) 6 months of your base salary (at the monthly base salary rate in effect at the time of your Involuntary Separation) plus (ii) a pro-rated portion of your target annual bonus based on the number of days you were continuously employed with the Company during the calendar year in which you incur an Involuntary Termination. Such severance payment shall be paid in a single, lump-sum cash payment within 15 days following the Deadline Date.

(ii)    Sign-On Bonus Equity Award Acceleration. Subject to the approval of the Compensation Committee, you will be issued fully vested shares of Common Stock pursuant to the Plan on the date that is 20 business days following the Deadline Date, or if such day falls within a Blackout Period, on the first business day following the expiration of such Blackout Period, with the number of shares to be issued determined by dividing $3,500,000.00 by the Average Closing Price and then multiplying the resulting total by a ratio where the numerator is the number of months you were continuously employed with the Company during the calendar year in which you incur an Involuntary Termination and the denominator is 12, rounded up to the nearest whole number of shares.

(c)    Code Section 409A. For purposes of Section 409A, each payment that is paid, and benefit that is provided, pursuant to this letter is hereby designated as a separate payment. The parties intend that all payments and benefits made or to be made under this letter comply with, or are exempt from, the requirements of Section 409A so that none of the payments or benefits will be subject to the adverse tax penalties imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be so exempt. Specifically, any severance payments or benefits made in connection with your Involuntary Separation under this letter and paid or provided on or before the 15th day of the 3rd month following the end of your first tax year in which your Involuntary

Separation occurs or, if later, the 15th day of the 3rd month following the end of the Company’s first tax year in which your Involuntary Separation occurs, shall be exempt from Section 409A to the maximum extent permitted pursuant to Treasury Regulation Section 1.409A-1(b)(4) and any other severance payments or benefits provided in connection with your Involuntary Separation under this letter shall be exempt from Section 409A to the maximum extent permitted pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii) (to the extent it is exempt pursuant to such section it will in any event be paid no later than the last day of your 2nd taxable year following the taxable year in which your Involuntary Separation occurs). Notwithstanding the foregoing, if any of the payments or benefits provided in connection with your Involuntary Separation do not qualify for any reason to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4), Treasury Regulation Section 1.409A-1(b)(9)(iii), or any other applicable exemption and you are, at the time of your Involuntary Separation, a
“specified employee,” as defined in Treasury Regulation Section 1.409A-1(i) (i.e., you are a “key employee” of a publicly traded company), each such payment or benefit will not be provided until the first regularly scheduled payroll date of the 7th month after your Involuntary Separation and, on such date (or, if earlier, the date of your death), you will receive all payments and/or benefits that would have been provided during such period in a single lump sum.
9.Outside Activities. While you render services to the Company, you agree that you will not engage in any other employment, consulting or other business activity without the written consent of the Company. In addition, while you render services to the Company, you will not assist any person or entity in competing with the Company, in preparing to compete with the Company or in hiring any employees or consultants of the Company.

10.Taxes, Withholding and Required Deductions. All forms of compensation referred to in this letter are subject to all applicable taxes, withholding, and any other deductions required by applicable law.

11.Entire Agreement. This letter supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and the Company regarding the matters described in this letter.

[Signature Page Follows]

If you wish to accept this offer, please sign, date and return this letter to the Company, along with the enclosed Executive Change in Control Severance Agreement and Confidential Information and Invention Assignment Agreement, on or before Tuesday, August 6, 2019. As required, by law, your employment with the Company is also contingent upon your providing legal proof of your identity and authorization to work in the United States. We look forward to having you join us!

Very truly yours,

BEYOND MEAT, INC.

By:	/s/ Ethan Brown
Name:	Ethan Brown
Title:	Chief Executive Officer

ACCEPTED AND AGREED: Sanjay Shah

/s/ Sanjay Shah
Signature

8/3/2019
Date

Anticipated Start Date: Sept 18